UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Wound Management Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

98211X106
(CUSIP Number)

June 21, 2011
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❑	Rule 13d-1(b)

❑	Rule 13d-1(c)

☑	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 98211X106
1	Names of reporting persons Tonaquint, Inc. (87-0285597)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	5	Sole voting power 5,643,764 *
	6	Shared voting power
	7	Sole dispositive power 5,643,764 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 5,643,764 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 8.9% **
12	Type of reporting person (see instructions) CO

* On the date of the event which requires filing of this Statement, reporting person Tonaquint, Inc. (“Tonaquint”) had rights to exercise two Warrants to purchase an aggregate of 500,000 shares of the Issuer’s common stock and to convert a Secured Convertible Promissory Note into 5,143,764 shares of the Issuer’s common stock, as described in Item 4 of this Statement.

** Based on 63,671,050 shares of the Issuer’s common stock which would be outstanding if Tonaquint fully exercised its two Warrants and fully converted its Secured Convertible Promissory Note.  On September 30, 2011, 58,027,286 shares of the Issuer’s common stock were outstanding, according to the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2011.

SCHEDULE 13G

CUSIP No. 98211X106
1	Names of reporting persons Utah Resources International, Inc. (87-0273519)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	5	Sole voting power 5,643,764 *
	6	Shared voting power
	7	Sole dispositive power 5,643,764 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 5,643,764 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 8.9% **
12	Type of reporting person (see instructions) CO

* Reporting person Utah Resources International, Inc. is the sole shareholder of reporting person Tonaquint, Inc. (“Tonaquint”).  On the date of the event which requires filing of this Statement, Tonaquint had rights to exercise two Warrants to purchase an aggregate of 500,000 shares of the Issuer’s common stock and to convert a Secured Convertible Promissory Note into 5,143,764 shares of the Issuer’s common stock, as described in Item 4 of this Statement.

** Based on 63,671,050 shares of the Issuer’s common stock which would be outstanding if Tonaquint fully exercised its two Warrants and fully converted its Secured Convertible Promissory Note.  On September 30, 2011, 58,027,286 shares of the Issuer’s common stock were outstanding, according to the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2011.

SCHEDULE 13G

CUSIP No. 98211X106
1	Names of reporting persons Inter-Mountain Capital I Corp. (36-4075407)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	5	Sole voting power 5,643,764 *
	6	Shared voting power
	7	Sole dispositive power 5,643,764 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 5,643,764 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 8.9% **
12	Type of reporting person (see instructions) CO

* Reporting person Inter-Mountain Capital I Corp. is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint, Inc. (“Tonaquint”).  On the date of the event which requires filing of this Statement, Tonaquint had rights to exercise two Warrants to purchase an aggregate of 500,000 shares of the Issuer’s common stock and to convert a Secured Convertible Promissory Note into 5,143,764 shares of the Issuer’s common stock, as described in Item 4 of this Statement.

** Based on 63,671,050 shares of the Issuer’s common stock which would be outstanding if Tonaquint fully exercised its two Warrants and fully converted its Secured Convertible Promissory Note.  On September 30, 2011, 58,027,286 shares of the Issuer’s common stock were outstanding, according to the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2011.

SCHEDULE 13G

CUSIP No. 98211X106
1	Names of reporting persons JFV Holdings, Inc. (36-4426825)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	5	Sole voting power 5,643,764 *
	6	Shared voting power
	7	Sole dispositive power 5,643,764 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 5,643,764 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 8.9% **
12	Type of reporting person (see instructions) CO

* Reporting person JFV Holdings, Inc. is the sole shareholder of Inter-Mountain Capital I Corp., which is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint, Inc. (“Tonaquint”).  On the date of the event which requires filing of this Statement, Tonaquint had rights to exercise two Warrants to purchase an aggregate of 500,000 shares of the Issuer’s common stock and to convert a Secured Convertible Promissory Note into 5,143,764 shares of the Issuer’s common stock, as described in Item 4 of this Statement.

** Based on 63,671,050 shares of the Issuer’s common stock which would be outstanding if Tonaquint fully exercised its two Warrants and fully converted its Secured Convertible Promissory Note.  On September 30, 2011, 58,027,286 shares of the Issuer’s common stock were outstanding, according to the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2011.

SCHEDULE 13G

CUSIP No. 98211X106
1	Names of reporting persons John M. Fife
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 5,643,764 *
	6	Shared voting power
	7	Sole dispositive power 5,643,764 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 5,643,764 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 8.9% **
12	Type of reporting person (see instructions) IN

* Reporting person John M. Fife is the sole shareholder of reporting person JFV Holdings, Inc., which is the sole shareholder of Inter-Mountain Capital I Corp., which is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint, Inc. (“Tonaquint”).  On the date of the event which requires filing of this Statement, Tonaquint had rights to exercise two Warrants to purchase an aggregate of 500,000 shares of the Issuer’s common stock and to convert a Secured Convertible Promissory Note into 5,143,764 shares of the Issuer’s common stock, as described in Item 4 of this Statement.

** Based on 63,671,050 shares of the Issuer’s common stock which would be outstanding if Tonaquint fully exercised its two Warrants and fully converted its Secured Convertible Promissory Note.  On September 30, 2011, 58,027,286 shares of the Issuer’s common stock were outstanding, according to the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2011.

ITEM 1	(a)	Name of Issuer: Wound Management Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 777 Main Street, Suite 3100 Fort Worth, Texas 76102

ITEM 2	(a)
Name of Person Filing:

This report is filed by Tonaquint, Inc., Utah Resources International, Inc., Inter-Mountain Capital I Corp., JFV Holdings, Inc., and John M. Fife with respect to the shares of Common Stock, $0.001 par value per share, of the Issuer that are directly beneficially owned by Tonaquint, Inc. and indirectly beneficially owned by the other reporting and filing persons.

(b)	Address of Principal Business Office, or, if None, Residence: The address of the principal business office of each reporting and filing person is: 303 East Wacker Drive, Suite 1200, Chicago, IL 60601.

(c)
Citizenship:

Tonaquint, Inc. is a Utah corporation.
Utah Resources International, Inc. is a Utah corporation.
Inter-Mountain Capital I Corp. is a Utah corporation.
JFV Holdings, Inc. is an Illinois corporation.
John M. Fife is a United States citizen.

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share.

(e)	CUSIP Number: 98211X106

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

❑	a.	Broker or dealer registered under Section 15 of the Exchange Act.

❑	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.

❑	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

❑	d.	Investment company registered under Section 8 of the Investment Company Act.

❑	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

❑	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

❑	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

❑	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

❑	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

❑	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the cover pages.

(b)	Percent of class: See Item 11 of the cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover pages.

On June 21, 2011, reporting person Tonaquint, Inc. (“Tonaquint”) and the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”).  Pursuant to the Securities Purchase Agreement, Tonaquint purchased from the Issuer (i) two Warrants to purchase up to an aggregate of 500,000 shares of newly issued common stock of the Issuer (collectively, the “Warrants”), (ii) a Secured Convertible Promissory Note in the original principal amount of $560,000 (the “Convertible Note”), and (iii) 100,000 shares of common stock of the Issuer (the “Shares”).

As consideration for the Warrants, the Convertible Note, and the Shares, Tonaquint paid the Issuer $250,000 in cash and issued to the Issuer five Buyer Mortgage Notes, each in the principal amount of $50,000.

Tonaquint may purchase up to 250,000 shares of common stock of the Issuer for $0.50 per share under one Warrant, and up to 250,000 shares of common stock of the Issuer for $1.00 per share under the other Warrant, in each case until June 21, 2016.

The Convertible Note matures on June 21, 2015, and bears interest at a rate of 12% per year.  If an Event of Default or a Trigger Event (each as defined in the Convertible Note) were to occur, interest would accrue at a rate of 18% per year.  Tonaquint may convert all or part of the Convertible Note in an initial tranche of $310,000 and in five tranches each in the amount of $50,000 corresponding to Tonaquint’s payoff of its Buyer Mortgage Notes, which Tonaquint may prepay without penalty at any time.

The conversion price for the Convertible Note is 70% of the lowest trading price of the Issuer’s common stock during the 30 trading days immediately preceding the conversion date.  However, if 70% of that lowest trading price is less than $0.10, then the conversion price will be 60% of that lowest trading price.

As of December 31, 2011, the balance under the Convertible Note was $612,108, and the lowest trading price of the Issuer’s common stock during the immediately preceding 30 trading days was $0.17.
Therefore, the Convertible Note was convertible on December 31, 2011, into 5,143,764 shares of the Issuer’s common stock.

In addition, as of December 31, 2011, Tonaquint no longer owned the Shares, and Tonaquint had not exercised the Warrants.  Accordingly, Tonaquint beneficially owned 5,643,764 shares of the Issuer’s common stock on that date as a result of its ownership of the Convertible Note and the Warrants.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ❑

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

N/A

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

ITEM 8:	Identification and Classification of Members of the Group.

N/A

ITEM 9:	Notice of Dissolution of Group.

N/A

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2012	TONAQUINT, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: February 7, 2012	UTAH RESOURCES INTERNATIONAL, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: February 7, 2012	INTER-MOUNTAIN CAPITAL I, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: February 7, 2012	JFV HOLDINGS, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: February 7, 2012	JOHN M. FIFE /s/ John M Fife

ANNEX 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Northwest Biotherapeutics, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement on the date(s) written below.

Dated: February 7, 2012	TONAQUINT, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: February 7, 2012	7UTAH RESOURCES INTERNATIONAL, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: February 7, 2012	INTER-MOUNTAIN CAPITAL I, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: February 7, 2012	JFV HOLDINGS, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: February 7, 2012	JOHN M. FIFE /s/ John M Fife